UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No.2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88338N107

(CUSIP Number of Class of Securities)

Robert G. Finizio

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

(561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James C. D’Arecca Chief Financial Officer TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, Florida 33431 (561) 961-1900	Joshua M. Samek, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida (305) 423-8500

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$635,957	$69.38
1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 4,910,000 shares of the issuer’s common stock, having an aggregate value of $635,957 as of August 20, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$69.38	Filing Party:	TherapeuticsMD, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 26, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2021, as amended August 30, 2021 (the “Schedule TO”), by TherapeuticsMD, Inc., a Nevada corporation (the “Company”), in connection with its offer to exchange eligible stock options for new restricted stock units pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 26, 2021 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 5:00 p.m., Eastern Time, on Friday, September 24, 2021. Pursuant to the Exchange Offer, 69 Eligible Employees elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 4,493,000 shares of Common Stock, representing approximately 91.5% of the total shares of Common Stock underlying the Eligible Options. On September 29, 2021, promptly following the expiration of the Exchange Offer, the Company granted 700,264 New RSUs in exchange for the cancellation of the tendered Eligible Options. The vesting terms of the New RSUs are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAPEUTICSMD, INC.

By:	/s/ James C. D’Arecca
James C. D’Arecca
Chief Financial Officer

Dated: October 1, 2021